SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) July 20, 2006

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

no change
(Former Name or Former Address, if Changed Since Last Report

Item 8.01   Other Events

Bridgeport, West Virginia. Petroleum Development Corporation (Nasdaq GSM:PETD) today announced that it sold a portion of its undeveloped leasehold located in Grand Valley Field, Garfield County, Colorado to Marathon Oil Corporation (NYSE:MRO). The sale encompassed 100% of the working interest in approximately 8,700 acres, including approximately 6400 acres of the Company's Chevron leasehold and 2300 acres of the Company's Puckett Land Company leasehold. The consideration paid to PDC by Marathon for the transaction was $354 million. The Company retained approximately 475 additional undeveloped locations on 10 acre spacing on the Grand Valley Field leasehold in addition to all of its producing properties in the Field.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date: July 20, 2006

By: /s/ Darwin L. Stump
         Darwin L. Stump
         Chief Financial Officer